BuildClub, Inc.



ANNUAL REPORT

530 Lytton Avenue, 2nd Floor

Palo Alto, CA 94301

(213) 355-7377

https://www.buildclub.com/

This Annual Report is dated March 8, 2024.

BUSINESS

Company Overview

We are an on-demand supplier of building materials and home improvement supplies, offering local delivery in just a few hours. We serve homeowners, small and large contractors and government buyers. We offer all supplies, from roofing and lumber, to plumbing and electrical at competitive prices.

Business Model

The company makes money via margin on items, delivery fees, and rebates from suppliers. Soon, we will also be making money via financing options and subscriptions.

Corporate Structure

BuildClub, Inc. was initially organized as Collar.Tech, Inc., a Delaware corporation on 8/29/2016. On 5/25/2018, the name was changed from Collar.Tech, Inc. to AI Motion, Inc. Then on 1/7/2021 the name was changed from AI Motion, Inc. to BuildClub, Inc.

BuildClub, Inc. wholly owns a subsidiary, GSC Development LLC. It serves as a buying company.

Intellectual Property

BuildClub Inc has one patent granted and five provisional patent applications filed. Stephen Forte, CEO, has a blanket intellectual property agreement signing all of his inventions to the corporation. The patent applications are for multiple technologies that are related to components of the business.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,060,600.00

Number of Securities Sold: 2,239,207

Use of proceeds: Operating capital, software development

Date: November 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: Software development, operations

Date: March 30, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $775,000.00

Use of proceeds: Software development, operations

Date: May 07, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $550,000.00

Use of proceeds: Software development, operations

Date: May 09, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Software development, operations

Date: August 11, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Software development, operations

Date: September 28, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Software development, operations

Date: October 25, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $150,000.00

Use of proceeds: Software development, operations

Date: October 18, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $75,000.00

Use of proceeds: Software development, operations

Date: October 24, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

2023 was a transitional year for the Company. The company has been transitioning its primary focus to the creation of software and digital tools for the building materials space. During the transition, the company has reduced its sales of materials in order to accommodate the shift of focus, and to reduce expenses. The company believes it will have greater margins, and Market valuation with its new focus on AI software tools in the industry. Thus sales have decreased from $2,954,868 in 2022 to $1,365,031 in 2023.

Cost of sales

The cost of sales in 2023 were $1,197,109 compared to $2,524,457 in 2022. The reduction was due to the significant reduction in sales.

Gross margins

Our gross margin for selling products was somewhat stable between 2022 and 2023 at around 16%. We expect our gross margins to significantly increase as we sell digital products, compared to the sale of hardware products ongoing in 2024 and beyond.

Expenses

In 2023 our loss was $1,553,085 compared to $2,306,600 in 2022. This is a 33% reduction and losses, as a result of the company scaling back operations and its direct material delivery business and driving more efficient operations. The Company further expects a significant reduction of losses in 2024, compared to 2023 due to the reduced operational cost of the direct delivery business impacting the full year.

Historical results and cash flows:

As a startup, the Company will need to continue to raise capital in the near future to fund its growth and operations. The Company has made some significant shifts in its use of cash over the last year. At the end of 2022, the company halted all direct delivery operations, choosing to outsource all delivery. This included the sale of all vehicles and other assets required when self-delivering. In addition, the Company is now focused primarily on developing and delivering digital products. Therefore, the company will not need to invest in hard assets, but will be continuing to invest in software development.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $245,186.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $45,852.00

Interest Rate: 3.75%

Maturity Date: January 01, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Forte

Stephen Forte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, and sole member of the Board of Directors

Dates of Service: August, 2016 - Present

Responsibilities: Stephen is leading the effort. He receives $120,000 in annual salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Stephen Forte

Amount and nature of Beneficial ownership: 6,000,000

Percent of class: 54.44

RELATED PARTY TRANSACTIONS

None.

OUR SECURITIES

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,239,207 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 242,500 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 757,500 shares to be issued pursuant to stock options issued.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

The amount outstanding of Preferred Stock does not include 1,582,472 shares issued pursuant to recent convertible debt conversions.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Liquidation Preference. In the event of any Deemed Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference.

Conversion Rights. Holders of Series A Preferred Stock have certain conversion rights. See exhibit F for additional information.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series A Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Series A Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits BuildClub, Inc., was formed on August 29th, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BuildClub, Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The BuildClub or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The BuildClub could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 8, 2024.

BuildClub, Inc.

By   /s/ *Stephen Forte*

Name: BuildClub, Inc.

Title: Founder, CEO, Sole Director and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

BuildClub, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Audited)

(Expressed in United States Dollars)



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BuildClub, Inc.
Calabasas, California

Opinion

We have audited the financial statements of BuildClub, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the balance sheet as of December 31, 2022 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BuildClub, Inc. as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

The Company's management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 8, 2024
Los Angeles, California

BUILDCLUB, INC.
BALANCE SHEET

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	245,186	$	490,104
Acccounts Receivable, net		5,883		15,768
Inventory		-		900
Prepaids and Other Current Assets		25,811		15,023
Total current assets		**276,880**		**521,795**
Property and Equipment, net		-		64,259
Intangible Assets		333,406		386,314
Total assets	$	**610,286**	$	**972,368**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	59,666	$	20,380
Credit Cards		19,029		2,163
Current Portion of Loan		3,352		4,613
Shareholder Loan		-		382,547
Lease, current portion		-		15,679
Accrued Interest		11,706		22,956
Other Current Liabilities		25,422		128,169
Total current liabilities		**119,175**		**576,507**
SAFE(s)		-		75,000
Lease		-		53,571
Convertible Note		-		1,925,000
Long term debt less current maturities		42,500		44,167
Total liabilities	$	**161,675**	$	**2,674,245**
STOCKHOLDERS' EQUITY				
Common Stock	$	824	$	824
Preferred Stock		146		-
Equity Issuance Costs		(83,097)		-
Additional Paid In Capital		6,461,547		2,670,151
Retained earnings/(Accumulated Deficit)		(5,930,809)		(4,372,852)
Total Stockholders' Equity		**448,611**		**(1,701,877)**
Total Liabilities and Stockholders' Equity	$	**610,286**	$	**972,368**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	1,365,031	$	2,954,868
Cost of Goods Sold		1,187,109		2,524,457
Gross Profit		177,922		430,411
Operating Expenses				
Personnel		312,379		873,686
Professional Services		241,059		213,713
General and Administrative		1,056,442		1,157,559
Sales and Marketing		106,243		512,871
Total Operating Expenses		1,716,123		2,757,829
Operating Income/(Loss)		(1,538,201)		(2,327,418)
Interest Expense		24,500		15,035
Other Loss/(Income)		(9,616)		(35,853)
Income/(Loss) Before Provision for Income Taxes		(1,553,085)		(2,306,600)
Provision/(Benefit) for Income Taxes		-		-
Net income/(Net Loss)	$	(1,553,085)	$	(2,306,600)

See accompanying notes to financial statements.

BuildClub, Inc.
Statements of Changes in Stockholders' Equity

- 5 -

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Equity Issuance Costs	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance - December 31, 2021	8,239,207	$ 824	$ -	$ -	$ -	$ 2,426,702	$ (2,066,252)	$ 361,274
Share-Based Compensation	-	-	-	-	-	243,449		243,449
Net Income/(loss)	-	-	-	-	-	-	(2,306,600)	(2,306,600)
Balance—December 31, 2022	8,239,207	$ 824	-	$ -	$ -	$ 2,670,151	$ (4,372,852)	$ (1,701,877)
Issuance of Preferred Stock	-	-	393,595	39	(83,097)	786,797	-	703,739
Owner's Personal Expenses	-	-	-	-	-	-	(4,872)	(4,872)
Convertible Notes Conversion	-	-	1,049,597	105	-	2,226,829	-	2,226,934
SAFE Conversion	-	-	23,438	2	-	74,998	-	75,000
Shareholder Loan Conversion	-	-	-	-	-	382,547	-	382,547
Share-Based Compensation	-	-	-	-	-	320,225	-	320,225
Net Income/(loss)	-	-	-	-	-	-	(1,553,085)	(1,553,085)
Balance—December 31, 2023	8,239,207	$ 824	1,466,630	$ 146	$ (83,097)	$ 6,461,547	$ (5,930,809)	$ 448,611

See accompanying notes to financial statements.

BuildClub, Inc.
Statements of Cash Flows

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(1,553,085)	$	(2,306,600)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		227,379		187,171
Depreciation of Property		5,564		106,808
Share Based Compensation		320,226		243,448
Changes in operating assets and liabilities:				
Accounts Receivable		9,885		(2,433)
Inventory		900		(900)
Prepaids and Other Current Assets		(10,788)		(723)
Due to Related Parties		-		(5,382)
Accounts Payable		39,286		(15,792)
Credit Cards		16,866		(20,659)
Other Current Liabilities		(113,997)		126,002
Net cash provided/(used) by operating activities		**(1,057,764)**		**(1,689,060)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Intangibles, net		(174,471)		(290,900)
Sale of Property and Equipment, net		53,822		112,829
Net cash provided/(used) in investing activities		**(120,649)**		**(178,071)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		703,739		-
Convertible Note Conversion		2,226,934		-
SAFE Note Conversion		75,000		-
Shareholder Loans Conversion		382,547		-
Proceeds from capital lease, net		(69,250)		(169,017)
Borrowing on SAFE		(75,000)		75,000
Borrowing on Convertible Notes		(1,925,000)		1,925,000
Borrowing on Loans		(2,928)		(1,220)
Borrowing on Shareholder Loans		(382,547)		(23,016)
Net cash provided/(used) by financing activities		**933,495**		**1,806,747**
Change in Cash		(244,918)		(60,383)
Cash—beginning of year		490,104		550,487
Cash—end of year	$	**245,186**	$	**490,104**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

BuildClub, Inc. ("the Company") was incorporated in the state of Delaware on August 29, 2016 want what is it you yeah. The financial statements of BuildClub, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Calabasas, California.

The Company was created to be a on-demand provider of building materials to contractors and homeowners in the United States. The Company was founded in Silicon Valley and is positioned to disrupt the building material supply chain by serving its customers faster, easier, and more effectively than traditional building materials suppliers by using AI, big data, and other technologies.   Since its founding, the company has significantly shifted its efforts to providing digital solutions and products in the building material space. The company expects most of its revenue in the future to come from subscriptions and licensing of digital products.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 the Company's cash and cash equivalents did not exceed FDIC insured limits while as of December 31, 2022 the Company's cash and cash equivalents exceeded FDIC insured limits by $96,885.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and December 31, 2022 the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when it has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of building materials.

Cost of sales

Costs of sales include hosting fees and other directly related expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $106,243 and $512,871, respectively, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

BuildClub, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 8, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets refer to prepaid expenses and security deposits, account receivables comprise trade receivables while account payables consist primarily of trade payables. Credit card liabilities refer to short-term liabilities towards the bank due to credit card usage while other current liabilities comprise primarily sales tax payable.

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023		2022	
Vehicles	$	-	$	83,459
Property and Equipment, at Cost		-		83,459
Accumulated depreciation		-		(19,200)
Property and Equipment, Net	$	-	$	64,259

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $5,564 and $106,808, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023		2022	
Internal-use software	$	1,600,390	$	1,425,919
Intangible Assets, at Cost		1,600,390		1,425,919
Accumulated amortization		(1,266,984)		(1,039,605)
Intangible Assets, net	$	333,406	$	386,314

Amortization expenses for intangible assets for the fiscal year ended December 31, 2023, and 2022 were in the amount of $227,379 and $187,171 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense	
2024	$	227,379
2025		106,027
2026		-
Total	$	333,406

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares designated as common stock with a par value of $0.0001. As of both December 31, 2023, and December 31, 2022, 8,239,207 common shares have been issued and outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares designated as Series A preferred stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 1,466,630 and 0 Series A preferred shares have been issued and outstanding, respectively.

7.   SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Total share-based compensation expenses recognized in the statement of operations was as follows:

As of Year Ended December 31,	2023		2022	
Cost of goods sold	$	-	$	-
General and administrative		320,226		243,448
Total share-based compensation	**$**	**320,226**	**$**	**243,448**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023	2022
Expected life (years)	10.00	10.00
Risk-free interest rate	4.23%	4.23%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Remaining Contract Term
Outstanding at December 31, 2021	641,600	$ 0.98	9.58
Granted	300,000	$ 1.06	-
Exercised	-	$ -	-
Expired/Cancelled	(291,600)	$ (0.97)	-
Outstanding at December 31, 2022	650,000	$ 0.98	8.58
Exercisable Options at December 31, 2022	263,559	$ 0.98	8.58
Granted	391,250	$ 1.10	0%
Exercised	-	$ -	-
Expired/Cancelled	(10,000)	$ (1.10)	-
Outstanding at December 31, 2023	644,809	$ 0.98	7.58
Exercisable Options at December 31, 2023	617,176	$ 0.98	7.58

The unrecognized compensation expense calculated under the fair value method as of December 31, 2023 and was approximately $97,929.

8. DEBT

Loans

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 50,000	3.75%	Fiscal year 2020	5.22.2050	1,875	5,625	3,352	42,500	45,852	1,875	3,750	4,613 $ 44,167	48,780
Total	$ 50,000				$ 1,875 $	5,625 $	3,352 $	42,500 $	45,852 $	1,875 $	3,750 $	4,613 $	44,167 $	48,780

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2023

2024	$3,352
2025	1,667
2026	1,667
2027	1,667
2028	1,667
Thereafter	35,833
Total	**$45,852**

Owner Loans

The Company entered into various loans with shareholders, resulting in a liability of $382,547 as of December 31, 2022. The loans do not accrue interest and are due on demand.

During 2023, the loans were converted into equity in full without any additional issuance of shares.

SAFE(s)

The summary of the Company's Simple Agreements for Future Equity ("SAFE") is as follows:

				As of year ended December 31,	
SAFE(s)	**Borrowing period**	**Valuation Cap**	**Discount**	**2023**	**2022**
2022 SAFE	Fiscal year 2022	-	80%	$ -	$ 75,000
Total SAFE(s)				**$ -**	**$ 75,000**

If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the number of shares of Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of the SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

During 2023, the Company performed conversion of all outstanding SAFEs.

Convertible Note(s)

The following are the details of the convertible notes:

					For the Year Ended December 2023					For the Year Ended December 2023				
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Convertible Note- 2022	$ 1,925,000	1.00%	Fiscal year 2022	31.12.2024	22,625	-	-	-	-	13,160	13,125		$ 1,925,000	1,925,000
Total	**$ 1,925,000**				**$ 22,625**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 13,160**	**$ 13,125**	**$ -**	**$ 1,925,000**	**$ 1,925,000**

The convertible notes are convertible into Preferred Shares at a conversion price. The conversion price is defined by the terms of each individual note. All convertible notes had an incentive feature of receiving a 20% valuation discount from the sale price of preferred shares. This would include accounting for any bonuses or other adjustments made in the public offering on StartEngine. Some of the notes included a valuation cap, meaning that the valuation of the business would be capped at a certain amount, and should the business share price be sold above the stipulated price, the note holder would be able to convert their shares at the lower amount.

During 2023, the Company performed conversion of all outstanding convertible notes.

9. CAPITAL LEASES

The Company entered into a capital lease agreement for certain equipment used in its operations. As of December 31, 2022, $83,459 in asset cost and $19,200 in accumulated depreciation is included in vehicles as a component of property and equipment—net in the accompanying balance sheet. A monthly interest of 4.99% has been used in determining the minimum lease payments. Total obligation as of December 31, 2022, amounted to $69,250. In 2023, the Company terminated all lease contracts and sold the assets.

10. RELATED PARTY TRANSACTIONS

The Company entered into various loans with shareholders, resulting in a liability of $382,547 as of December 31, 2022. The loans do not accrue interest and are due on demand.

During 2023, the loans were converted into equity in full without any additional issuance of shares.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(461,266)	$	(685,060)
Valuation Allowance		461,266		685,060
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(1,146,326)	$	(685,060)
Valuation Allowance		1,146,326		685,060
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,859,685. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $68,760 and $123,438 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2023, and December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through February 8, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has a net operating loss of $1,553,085, an accumulated deficit of $5,930,809 an operating cash flow loss of $1,057,764 and liquid assets in cash of $245,186. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Stephen Forte, Principal Executive Officer of BuildClub, Inc., hereby certify that the financial statements of BuildClub, Inc. included in this Report are true and complete in all material respects.

Stephen Forte

Founder, CEO, Sole Director and Principal Accounting Officer